**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**14 December 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**D.E MASTER BLENDERS 1753 N.V.**

**File No. 0-54841 -- CF# 28923**

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D.E MASTER BLENDERS 1753 N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 11, 2012.

Based on representations by D.E MASTER BLENDERS 1753 N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18            through January 3, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel